March 13, 2014
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

RE:    Herman Miller, Inc.
Form 10-K for the Year ended June 1, 2013
Filed July 30, 2013
File No. 1-15141

Dear Ms. Rocha:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") set forth in your letter dated February 27, 2014 with respect to the above referenced filings. The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the year ended June 1, 2013
Management’s Discussion and Analysis, page 15
Financial Results, page 20

1.
We have read your response to comment 2 in our letter dated January 24, 2014 which includes proposed revisions to existing disclosure that indicates increases in change in other volumes is attributable to increases in North American Furniture Solutions and Specialty and Consumer segments. Your proposed disclosure as well as your segment discussion on page 27 does not provide detailed information regarding the factors that contributed to the increases. Given the Change in other volumes line item represents the largest aggregate impact of the change in net sales during each of the years presented, in future filings, please consider quantifying the factors that contributed to significant year over year volume increases.

Response:

In future filings, management agrees to quantify the factors that contributed to any significant year over year changes in sales as well as provide qualitative factors to explain the changes in other sales volumes. To the extent that there is no one significant change in volumes management will state as such.

Acknowledgment

In connection with our response, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing sufficiently responds to your comment. If you have additional questions or comments, please feel free to contact me at 616-654-7578.

Very truly yours,

/s/ Gregory J. Bylsma
Gregory J. Bylsma
Chief Financial Officer
(Duly Authorized Signatory for Registrant)